Please Reply to Las Vegas Office

Writer's email: kstein@nevadafirm.com

February 10, 2016

United States Securities and Exchange Commission 100 F Street, NE Washington DC 20549 Attn: Daniel Porco

RE:	Capital Art, Inc. Amendment No. 3 to Form 10-12G Filed January 19, 2016 File No. 000-55370

Dear Mr. Porco:

Thank you for your letter of January 27, 2016. Based on my schedule and the need to correspond with the prior accountants, we would request an additional ten (10) business days from the current ten (10) day deadline of February 10, 2016, to respond, which would be February 25, 2016 (including the President’s Day holiday). Please advise me directly if there are any other requirements and/or if you have any questions. I appreciate your time and consideration in this matter. I look forward to completing this matter promptly.

Very truly yours,

HOLLEY DRIGGS WALCH
FINE WRAY PUZEY & THOMPSON

/s/ Kimberly P. Stein

Kimberly P. Stein

cc:       Client

KPS:

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